

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2011

Via Facsimile
Mr. Manfred Ruf
Chief Executive Officer
Rarus Minerals Inc, Inc.
2850 W. Horizon Ridge Parkway
Suite 200
Henderson, NV 89052

> **Re:** **Rarus Minerals Inc**
> **Item 4.01 Form 8-K**
> **Filed October 19, 2011**
> **File No. 333-168925**

Dear Mr. Ruf:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed October 19, 2011

Item 4.01 Change in Registrant's Certifying Accountant

1.   You currently disclose that there have been no disagreements with your former accountant in connection with prior audits during the two most recent fiscal years or any later interim period. Please amend your filing to state whether there were any disagreements with your former accountant during the two most recent fiscal years and the subsequent interim period through the date of dismissal, October 18, 2011. See Item 304(a)(1)(iv) of Regulation S-K and Question 111.01 of the Compliance and Disclosure Interpretations of Regulation S-K.

2.   Tell us whether there were any reportable events as described in Item 304(a)(1)(v) of Regulation S-K, with your former accountants during the two most recent fiscal years and through subsequent interim period through the date of their dismissal. To the extent that reportable events existed, revise to provide the information required by Item 304 (a)(1)(iv).

3.   Please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief